Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Pre-tax income (loss) from continuing operations	$(10,008)	$5,718	$14,951	$2,842	$(13,096)	$(10,969)	$(40,465)
Add:
Fixed Charges	$19,169	13,206	57,019	52,724	54,456	51,300	57,896
Amortization of capitalized interest	99	97	382	388	216	320	438
Distributed income of equity investees	82	98	440	426	190
Interest capitalized	—	—	(119)	(28)	(24)	—	18

Total adjusted earnings (loss) available for payment of fixed charges	$9,342	$19,119	$72,673	$56,352	$41,742	$40,651	$17,887

Fixed Charges:

Interest expense	$11,935	7,667	34,411	$30,688	$32,661	$30,999	$38,299
Amortization of debt related expenses	363	596	1,593	3,425	3,324	2,068	2,420
Portion of rental expense representing interest	6,871	4,943	21,015	18,611	18,471	18,233	17,177

Total fixed charges	$19,169	13,206	57,019	$52,724	$54,456	$51,300	$57,896

Ratio of earnings to fixed charges (1)	0.49 x	1.45 x	1.27 x	1.07 x	0.77 x	0.79 x	0.31 x

(1)	Our earnings were inadequate to cover fixed charges by $9.8 million, $12.7 million, $10.6 million and $40.0 million for the three months ended March 31, 2013 and the years ended December 31, 2010, 2009 and 2008, respectively.